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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Giant Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

374508109 (CUSIP Number)

October 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374508109	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sowood Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

803,100
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

803,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

803,100
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No. 374508109	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sowood Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

803,100
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

803,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

803,100
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

Item 1.	(a)	Name of Issuer

Giant Industries, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices

23733 North Scottsdale Road Scottsdale, AZ 85255

Item 2.	(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

(i) Sowood Capital Management LP

(ii) Sowood Capital Management LLC

Item 2.	(b)	Address of Principal Business Office or, if None, Residence

Sowood Capital Management LP 500 Boylston Street, 17th Floor Boston, MA 02116

Sowood Capital Management LLC 500 Boylston Street, 17th Floor Boston, MA 02116

Item 2.	(c)	Citizenship

See Item 4 of the attached cover pages.

Item 2.	(d)	Title of Class of Securities

Common Stock, par value $0.01 (the “Common Stock”)

Item 2.	(e)	CUSIP Number

374508109

Item 3.	Not Applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Page 4 of 6 Pages

Item 4.	Ownership

(a) Amount beneficially owned:

See Item 9 of the attached cover pages.

(b) Percent of class:

See Item 11 on the attached cover pages.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Investment funds managed by Sowood Capital Management LP are the owners of record of the Common Stock reported herein. Each such fund’s ownership interest is less than 5% of the outstanding Common Stock. Sowood Capital Management LLC is the sole general partner of Sowood Capital Management LP. Jeffrey B. Larson may be deemed to beneficially own the Common Stock reported herein because he may be deemed to control Sowood Capital Management LLC. Jeffrey Larson’s principal business address is 500 Boylston Street, 17th Floor, Boston, MA 02116, and he is a U.S. citizen.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2006

SOWOOD CAPITAL MANAGEMENT LP

By:	/s/ Megan Kelleher
Name:	Megan Kelleher
Title:	Managing Partner

SOWOOD CAPITAL MANAGEMENT LLC

By:	/s/ Megan Kelleher
Name:	Megan Kelleher
Title:	Authorized Signatory

Page 6 of 6 Pages